UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 9, 2015

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On March 9, 2015, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's February 2015 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued March 9, 2015:
         McDonald's Reports Global Comparable Sales For February

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: March 9, 2015

By: /s/ Kathy Martin

Kathy Martin
Corporate Vice President—Assistant Controller

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued March 9, 2015: McDonald's Reports Global Comparable Sales For February

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

03/09/15

FOR MORE INFORMATION CONTACT:

Investors: Chris Stent, 630-623-3801
Media: Heidi Barker, 630-623-3791

McDONALD'S REPORTS GLOBAL COMPARABLE SALES FOR FEBRUARY

OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales decreased 1.7% in February. Performance by segment was as follows:

- **U.S. down 4.0%**
- **Europe up 0.7%**
- **Asia/Pacific, Middle East and Africa (APMEA) down 4.4%**

Creating consistently relevant and satisfying customer experiences have been hallmarks of McDonald's business and historic success. However, consumer needs and preferences have changed, and McDonald's current performance reflects the urgent need to evolve with today's consumers, reset strategic priorities and restore business momentum. The goal going forward is to be a true destination of choice around the world and reassert McDonald's as a modern, progressive burger company.

U.S. comparable sales decreased 4.0% in February due to ongoing aggressive competitive activity. McDonald's U.S. began March with a Turnaround Summit designed to deliver renewed energy and focus around the elements of the restaurant experience that matter most to customers - relevant, high-quality food and beverage offerings, compelling value and outstanding service from a trustworthy brand.

In Europe, comparable sales increased 0.7% in February as positive performance in the U.K. and Germany was partly offset by negative results in Russia. Amid Europe's macro-economic headwinds, McDonald's continues to pursue a balanced approach to driving the business through new menu offerings, emphasis on core menu favorites, and unique value options.

APMEA's February comparable sales decreased 4.4% due primarily to the broad-based consumer perception issues in Japan, partly offset by a benefit from the shift in timing of Chinese New Year in China and certain other markets, as well as positive results in Australia. Rebuilding brand trust by strengthening McDonald's quality and value perceptions is one of APMEA's top priorities for 2015.

Strong comparable sales in McDonald's Other Countries & Corporate segment, which includes Latin America and Canada, contributed positively to the Company's global comparable sales performance for the month.

Systemwide sales for the month decreased 8.0%, or increased 0.5% in constant currencies.

Percent Increase/(Decrease)	Comparable Sales		Systemwide Sales	
			As	Constant
Month ended February 28,	2015	2014	Reported	Currency
McDonald's Corporation	(1.7)	(0.3)	(8.0)	0.5
Major Segments:				
U.S.	(4.0)	(1.4)	(3.1)	(3.1)
Europe	0.7	0.6	(14.6)	3.3
APMEA	(4.4)	(2.6)	(7.7)	(0.4)
Year-To-Date February 28,				
McDonald's Corporation	(1.8)	0.5	(8.0)	0.4
Major Segments:				
U.S.	(1.8)	(2.4)	(0.9)	(0.9)
Europe	0.6	1.3	(14.0)	3.2
APMEA	(8.8)	1.6	(11.3)	(5.0)

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.
- The number of weekdays and weekend days can impact our reported comparable sales. For the month of February 2015, there was no calendar shift/trading day adjustment as the month included exactly 28 trading days, or four complete weeks, during 2015 and 2014. In addition, the timing of holidays can impact comparable sales.
- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.
- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

McDonald's tentatively plans to release first quarter results before the market opens on April 22, 2015 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 36,000 locations serving approximately 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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